Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Green Visor Financial Technology Acquisition Corp. I (the “Company”) on Amendment 1 to Form S-1 (File No. 333-260199) of our report dated June 4, 2021, except for Note 9, as to which the date is October 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of April 27, 2021 and for the period from April 15, 2021 (inception) through April 27, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Boston, MA

November 1, 2021